EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)			Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Earnings
1.	Net income attributable to U.S. Bancorp		$1,502	$4,410
2.	Applicable income taxes, including expense related to unrecognized tax positions		566	1,612
3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$2,068	$6,022
4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$266	$768
	b.	Portion of rents representative of interest and amortization of debt expense	27	82
	c.	Fixed charges excluding interest on deposits (4a + 4b)	293	850
	d.	Interest on deposits	161	452
	e.	Fixed charges including interest on deposits (4c + 4d)	$454	$1,302
5.	Amortization of interest capitalized		$—	$—
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,361	6,872
7.	Earnings including interest on deposits (3 + 4e + 5)		2,522	7,324
8.	Fixed charges excluding interest on deposits (4c)		293	850
9.	Fixed charges including interest on deposits (4e)		454	1,302
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		8.06	8.08
11.	Including interest on deposits (line 7/line 9)		5.56	5.63

*	Excludes interest expense related to unrecognized tax positions.

U.S. Bancorp	83